Exhibit 99.1

Selected Consolidated Financial Data

The following selected condensed consolidated statements of comprehensive income and other financial data for the six months ended December 31, 2020 and 2021, and the consolidated balance sheet data as of June 30, 2021 and December 31, 2021 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this report. Our unaudited condensed consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements and related notes and the “Operating and Financial Review and Prospects” included elsewhere in this report.

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited financial results is shown as below:

(In USD thousands, except share numbers and per share data)

	Six months ended December 31,
	2020	2021
	(Unaudited)	(Unaudited)
Statement of Comprehensive Income Data
Net revenues
Integrated solutions contract revenue	$248,174	$291,068
Product sales	15,026	19,517
Revenue from services	61,595	59,051

Total net revenues	324,795	369,636
Costs of integrated solutions contracts	181,737	213,963
Costs of products sold	2,947	4,898
Costs of services rendered	22,991	20,393

Gross profit	117,120	130,382
Operating expenses
Selling	18,435	23,029
General and administrative	24,757	43,040
Research and development	28,601	36,660
VAT refunds and government subsidies	(8,890)	(10,782)

Total operating expenses	62,903	91,947

Income from operations	54,217	38,435
Other income, net	2,774	959
Foreign exchange loss	(5,668)	(1,714)
Gains on disposal of an investment in an equity investee	—	7,995
Share of net income of equity investees	4,659	986
Interest income	6,720	6,183
Interest expenses	(277)	(366)
Dividend income from equity investments	3	179

Income before income taxes	62,428	52,657
Income tax expenses	10,666	8,669

Net income	51,762	43,988
Less: net losses attributable to non-controlling interests	(151)	(341)

Net income attributable to Hollysys Automation Technologies Ltd.	$51,913	$44,329

Other comprehensive income, net of tax of nil
Translation adjustments	$83,653	$16,559

Comprehensive income	135,415	60,547

Less: comprehensive income (loss) attributable to non-controlling interests	53	(175)

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$135,362	60,722

Net income per share:
Basic	$0.86	$0.73
Diluted	$0.86	$0.72
Shares used in net income per share computation:
Basic	60,498,431	60,884,346
Diluted	60,693,633	61,556,602

	June 30,	December 31,
	2021	2021
		(Unaudited)
Balance Sheet Data
Total current assets	1,387,558	1,519,446
Total assets	1,594,253	1,763,034
Total current liabilities	422,630	526,256
Total liabilities	452,285	553,518
Net assets	1,141,968	1,209,516
Non-controlling interests	4,278	4,798
Stockholders’ equity	1,137,690	1,204,718

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